1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 3, 2007
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:    Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of March 31, 2007 and
December 31, 2006 and for each of the three month periods ended March 31, 2007 and 2006, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)
Prepared in accordance with US GAAP
Three months ended March 31,
2007
(unaudited)
2006
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
734                                   631
Product sales
723                                   627
Interest, dividends and other 11 4
Cost and expenses
699                                   829
Production costs
418                                   392
Exploration costs
24                                     12
Related party transactions (2) 7
General and administrative 30 22
Royalties
18                                     11
Market development costs 3 4
Depreciation, depletion and amortization 140 166
Interest expense
16                                     25
Accretion expense
4                                      4
Employment severance costs 1 2
Profit on sale of assets, loans and indirect taxes (see note F) (4) (4)
Non-hedge derivative loss 43 191
Other operating costs and expenses 8 (3)
Income/(loss) from continuing operations before income tax, equity income, minority interests
35                                (198)
Taxation (expense)/benefit (see note G) (40) 8
Minority interest
(7)                                    (6)
Equity income in affiliates 16 26
Income/(loss) from continuing operations
4                                (170)
Discontinued operations (see note H) (1) -
Net income/(loss) – applicable to common stockholders
3                                (170)
Income/(loss) per share : (cents)
From continuing operations
Ordinary shares
1                                  (64)
E Ordinary shares - -
Ordinary shares – diluted 1 (64)
E Ordinary shares – diluted - -
Discontinued operations
Ordinary shares
-                                        -
E Ordinary shares - -
Ordinary shares – diluted - -
E Ordinary shares – diluted - -
Net income/(loss)
Ordinary shares
1                                  (64)
E Ordinary shares - -
Ordinary shares – diluted 1 (64)
E Ordinary shares – diluted - -
Weighted average number of shares used in computation
Ordinary shares
277,026,858                      265,064,368
E Ordinary shares – basic and diluted 4,167,212 -
Ordinary shares – diluted 278,081,942 265,064,368
Dividend paid per ordinary share (cents)
32                                    10
Dividend paid per E ordinary share (cents)
16                                       -

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At March 31,
2007
(unaudited)
At December 31,
2006
(in US Dollars, millions)
ASSETS
Current assets
1,792                           1,876
Cash and cash equivalents 359 471
Restricted cash 37 11
Receivables 192                              160
Trade 52                                40
Recoverable taxes, rebates, levies and duties 65 59
Related parties 2 1
Other 73                                60
Inventories (see note C) 355 354
Materials on the leach pad (see note C) 45 46
Derivatives 638 649
Deferred taxation assets 150 167
Assets held for sale 16 18
Property, plant and equipment, net
4,975                           4,977
Acquired properties, net
1,266                           1,289
Goodwill and other intangibles, net
572                              566
Derivatives
3                                  6
Other long-term inventory (see note C)
68                                68
Materials on the leach pad (see note C)
162                              149
Other long-term assets (see note E)
566                              543
Deferred taxation assets
47                                39
Total assets
9,451                           9,513
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
2,686                           2,467
Accounts payable and other current liabilities 519 498
Derivatives 1,869                           1,782
Short-term debt (see note D) 207 33
Tax payable 90                              148
Liabilities held for sale 1 6
Other non-current liabilities
128                                24
Long-term debt (see note D)
1,279                           1,472
Derivatives
383                              397
Deferred taxation liabilities
1,225                           1,275
Provision for environmental rehabilitation (see note E)
309                              310
Other accrued liabilities
31                                27
Provision for pension and other post-retirement medical benefits
166                              172
Minority interest
64                                61
Commitments and contingencies
-                                   -
Stockholders’ equity
3,180                           3,308
Common stock
400,000,000 (2006 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2007 – 276,688,382 (2006 – 276,236,153) 10 10
Additional paid in capital 5,561 5,539
Accumulated deficit (1,588) (1,476)
Accumulated other comprehensive income (see note L) (803) (765)
Total liabilities and stockholders' equity
9,451                           9,513

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Three months ended March 31,
2007
(unaudited)
2006
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
157                                140
Net income/(loss) – applicable to common stockholders 3 (170)
Reconciled to net cash provided by operations:
Profit on sale of assets, loans and indirect taxes (2) (4)
Depreciation, depletion and amortization 140 166
Deferred taxation (21) (33)
Movement in non-hedge derivatives 43 201
Equity income in affiliates (16) (26)
Dividends received from affiliates 5 10
Other non cash items 9 (7)
Net increase in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
2                                   4
Effect of changes in operating working capital items:
Receivables                                                                                                                             (26) (10)
Inventories (15)                                 (18)
Accounts payable and other current liabilities 36 26
Net cash provided by continuing operations 158 139
Net cash (used in)/provided by discontinued operations (1) 1
Net cash used in investing activities
(226)                                (108)
Increase in non-current investments (14) (1)
Additions to property, plant and equipment (194) (155)
Proceeds on sale of mining assets 2 2
Proceeds on sale of discontinued assets - 2
Proceeds on sale of investments 3 3
Cash inflows from derivatives with financing 7 36
Net loans advanced (4) -
Change in restricted cash (26) 5
Net cash used in financing activities
(35)                                 (14)
Net repayments of short-term debt (20) (39)
Issuance of stock 14 4
Share issue expenses - -
Net proceeds of long-term debt 24 21
Cash inflows from derivatives with financing 41 29
Dividends paid (94)                                 (29)
Net (decrease)/increase in cash and cash equivalents
(104)                                   18
Effect of exchange rate changes on cash
(8)                                     1
Cash and cash equivalents – January 1,
471                                 196
Cash and cash equivalents – March 31,
359                                 215

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended
March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending
December 31, 2007.
The balance sheet as at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2006.
Note B. Accounting developments
Recently adopted pronouncements
Income taxes
The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.
Resulting from the implementation of FIN 48, the Company recognized a $25 million increase in its net liability for unrecognized income tax benefits. In addition, the Company reclassified $109 million of income tax liabilities from current to Other non-current liabilities as of March 31, 2007, as payment of cash is not anticipated within one year of the balance sheet date.
As at January 1, 2007, the Company had $84 million of total gross unrecognized tax benefits and the
Company recorded an opening adjustment of $25 million against opening retained income as a result of adopting FIN 48 on January 1, 2007. The total tax provision as of January 1, 2007 (including interest accrued of $28 million) was $173 million. Of this, $109 million represents the amount of net unrecognized tax benefits that, if recognized, would affect the Company’s effective income tax rate.
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense.
During the first quarter of 2007 the Company increased its accrual for interest by $2 million.
The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
As at March 31, 2007, all the Company’s South African tax filings remain open to scrutiny of the
South African Revenue Service. As at March 31, 2007, in South Africa, the Company’s assessments due from the tax authorities for 2002 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions.
In all other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by March 31, 2007 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. In Tanzania, audits have been undertaken for the years 2000 – 2003, whilst the audits for subsequent years are still in process. The
Company is disputing some of the adjustments for the years 2000 – 2003. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.
Accounting for planned major maintenance activities
The Company adopted the FASB’s Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned
Major Maintenance Activities" (“FSPAIR-1”) on January 1, 2007. FSPAIR-1 eliminates the accrue-in-
advance method of accounting for planned major maintenance activities from the AICPA Audit and
Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3)
deferral.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31,
2007
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the
Company adopted the built-in overhaul method from January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The adoption of FSPAIR-1 did not have a material impact on the Company’s earnings and financial position.
Recently issued pronouncements
Fair value option for financial assets and liabilities
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 are effective for the Company’s year ending
December 31, 2008. The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.
Employers’ accounting for defined benefit pension and other post-retirement plans
In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158,
“Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). The recognition and disclosure requirements of SFAS158 adopted by the Company had no material impact as of
December 31, 2006, while the measurement requirements of SFAS158, which are effective for fiscal years ending December 31, 2008, requires an entity to measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position. The Company is currently considering processes to meet these measurement requirements of SFAS158.
Fair value measurements
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”
(“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement.
The provisions of SFAS157 are effective for the Company’s fiscal year ending December 31, 2008.
The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.
Note C. Inventories
At March 31,
2007
At December 31,
2006
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
109                         111
Gold on hand
35                          37
Ore stockpiles
90                          84
Uranium oxide and sulfuric acid
7                           6
Supplies
159                         162
400                         400
Less: Heap leach inventory
(1)
(45)                         (46)
355                         354
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term
Gold in process
162                        149
Ore stockpiles
66                         66
Supplies
2                          2
230                        217
Less: Heap leach inventory
(1)
(162)                     (149)
68                         68
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note D. Long-term debt
During the three months ended March 31, 2007, the Company repaid $10 million and drew down
$15 million under the $700 million unsecured syndicated loan facility (due January 2008) and repaid
$7 million under its mainly Ghanaian Cedi-based bank overdraft. These amounts were funded from cash flow from operations. As at March 31, 2007, $185 million was drawn under the $700 million loan facility and the total amount included in short-term debt under this facility amounted to $187 million.
Note E. Provision for environmental rehabilitation
Long-term environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
The following is a reconciliation of the total liabilities for reclamation and remediation obligations:
millions)
Balance as at December 31, 2006
310
Additions to liabilities
1
Liabilities settled
(3)
Accretion expense
4
Translation
(3)
Balance as at March 31, 2007
309
Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the
Company’s consolidated balance sheets for all periods presented. As at March 31, 2007 and
December 31, 2006 the balances held in the trust and bond (cash and investments) amounted to
$86 million and $91 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at March 31, 2007.
Note F. Profit on sale of assets, loans and indirect taxes
In the three months ended March 31, 2007, the Company recorded a profit on sale of assets of
$4 million (before taxation of $1 million) relating mainly to the disposal of minor assets in South
America, the recovery of loans written off and proceeds received on the sale of Central African Gold
Plc (CAG) shares arising from the sale of Bibiani (concluded in December 2006). The profit on sale of assets of $4 million (before taxation of $nil million) recorded in the three months ended
March 31, 2006 mainly related to the disposal of minor equipment and assets in South America and a reassessment of indirect taxes in Guinea.
Note G. Taxation
A net taxation expense of $40 million was recorded in the three months ended March 31, 2007 compared to a net benefit of $8 million in the same period in 2006. Net taxation expense for the three months ended March 31, 2007 was 114 percent of income/(loss) before tax compared to 4 percent for the same period in 2006. The three months ended March 31, 2006 benefited from deferred tax credits of $33 million on unrealized non-hedge derivative losses, compared to similar tax credits of
$11 million in the same period in 2007. Charges for current tax in the three months ended
March 31, 2007 amounted to $61 million compared to $25 million in the same period in 2006 reflecting mainly the impact of the South African tax formula to the increase in the earnings of the operations in that country.
Note H. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining.
The results of Ergo for the three months ended March 31, 2007 and 2006, are summarized as follows:
Three months ended March 31,
2007                               2006
(unaudited)                       (unaudited)
(in US Dollars, millions, except for share data)
Per
share (1) (2)
(cents)
Per
share (2)
(cents)
Revenue
-
-
1
-
Costs, expenses and recoveries
1
-
-
-
Pre-tax (loss)/profit
(1)                  -               1                  -
Taxation
-
-
(1)
-
Net loss attributable to discontinued operations
(1)
-
-
-
(1)
Per basic and diluted ordinary and E ordinary shares.
(2)
Basic and diluted (loss)/earnings per common share. The calculation of diluted (loss)/earnings per common share for the three months ended March 31, 2007 and 2006 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted (loss)/earnings per common share for the three months ended March 31, 2006 did not assume the effect of 509,716 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note I. Stock-based compensation plans
As at March 31, 2007, the Company has five stock-based employee compensation plans consisting of time-
based awards (TRO), performance related awards (PRO), Bonus Share Plan awards (BSP), Long-Term
Incentive Plan awards (LTIP) and the Employee Share Ownership Plan (ESOP). During the three months ended
March 31, 2007 and 2006 the Company recognized a compensation expense of $7 million (net of $2 million income tax benefit) and $1 million (net of $ nil million income tax benefit), respectively, related to stock based compensation plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options (PRO, TRO) outstanding as of March 31, 2007:
2007                       2007
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year
3,059                     229
Granted
9                    237
Exercised
(445)                     233
Forfeited (terminations)
(44)                     249
Outstanding at March 31, 2007
2,579                     228
Options exercisable at March 31, 2007
1,687                     228
As of March 31, 2007, there was $3 million of total unrecognized compensation cost related to unvested stock options.
The following table summarizes activity for equity settled compensation awards (BSP, LTIP) outstanding as of March 31, 2007:
2007
Awards
(000)
Outstanding at beginning of year
1,142
Granted
609
Exercised
(3)
Forfeited (terminations)
(25)
Outstanding at March 31, 2007
1,723
Awards exercisable at March 31, 2007
-
As of March 31, 2007, there was $32 million of total unrecognized compensation cost related to unvested stock awards. These awards have no exercise price.
The following table summarizes activity for the ESOP as of March 31, 2007:
E Ordinary Shares outstanding as of March 31, 2007:
2007                      2007
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year
2,786                     289
Granted
-                        -
Exercised
(37)                     344
Forfeited (terminations)
-                        -
Outstanding at March 31, 2007
2,749                     377
Options exercisable at March 31, 2007
-                        -
Free shares awarded under ESOP outstanding as of March 31, 2007:
2007
Awards
(000)
Outstanding at beginning of year
929
Granted
-
Exercised
(12)
Forfeited (terminations)
-
Outstanding at March 31, 2007
917
Awards exercisable at March 31, 2007
-
As of March 31, 2007, there was $55 million of total unrecognized compensation cost related to unvested
ESOP awards. Free shares have no exercise price.
Note J. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives.
Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the Company’s chief operating decision maker in evaluating operating performance of, and making resource allocation decisions among operations.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Three months ended March 31,
Note J. Segment information (continued)
2007                          2006
(unaudited)                (unaudited)
(in US Dollars, millions)
Revenues by area
South Africa
348                          352
Argentina
35                           26
Australia
88                           55
Brazil
77                           50
Ghana
83                           93
Guinea
55                           38
Mali
72                           74
Namibia
13                           12
USA
37                           24
Tanzania
52                           55
Other, including Corporate and Non-gold producing subsidiaries
1
2
861                          781
Less: Equity method investments included in above
(72)
(74)
Less: Gains on realized non-hedge derivatives included in above
(55)
(76)
Total revenues
734                         631
Three months ended March 31,
2007
2006
(unaudited)               (unaudited)
(in US Dollars, millions)
Segment income/(loss)
South Africa
105                          40
Argentina
20                          10
Australia
24                          10
Brazil
25                          17
Ghana
6                       (13)
Guinea
4                           1
Mali
27                         34
Namibia
-                           4
USA
(2)                         (6)
Tanzania
(30)                        (20)
Other, including Corporate and Non-gold producing subsidiaries
(20)
(23)
Total segment income
159                           54
Three months ended March 31,
2007                          2006
(unaudited)                  (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net income/(loss)
Segment total
159
54
Exploration costs
(24)                        (12)
General and administrative expenses
(30)                        (22)
Market development costs
(3)                         (4)
Non-hedge derivative loss
(43)                      (191)
Other operating costs and expenses
(8)                           3
Taxation (expense)/benefit
(40)                           8
Discontinued operations
(1)                           -
Minority interest
(7)                          (6)
Net income/(loss)
3
(170)
At March 31,
2007
At December 31,
2006
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
2,960
3,093
Argentina
263
254
Australia
885
805
Brazil
569
544
Ghana
2,087
2,058
Guinea
355
357
Mali
292
(1)
                      280
(1)
Namibia
61
64
USA
504
507
Tanzania
1,379
1,382
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
96
169
Total segment assets
9,451
9,513
(1)
Investment held.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Three months ended March 31,
Note K. Income/(loss) per share data
2007                                2006
The following table sets forth the computation of basic and diluted income/(loss) per share (in
US dollars millions, except per share data):
(unaudited)                       (unaudited)
Numerator
Net income/(loss)
3                         (170)
Less Dividends:
Ordinary shares
89                             26
E Ordinary shares
1                               -
Undistributed losses
(87)                         (196)
Ordinary shares undistributed losses
(86)                         (196)
E Ordinary shares undistributed losses
(1)
-
Total undistributed losses
(87)                          (196)
Denominator for basic income/(loss) per ordinary share
Ordinary shares
276,426,639                264,581,077
Fully vested options
(1)
600,219                      483,291
Weighted average number of ordinary shares
277,026,858
265,064,368
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
641,741
-
Dilutive potential of convertible bonds
(3)
-                                 -
Dilutive potential of E Ordinary shares
413,343
-
Denominator for diluted income/(loss) per share – adjusted weighted average number of
ordinary shares and assumed conversions                                                                                               278,081,942                 265,064,368
Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share
4,167,212                                -
Income/(loss) per share (cents)
Ordinary shares
1                          (64)
E Ordinary shares
-                               -
Ordinary shares – diluted
1                          (64)
E Ordinary shares – diluted
-                               -
(1)
Compensation awards are included in the calculation of basic income/(loss) per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for the three months ended
March 31, 2006 did not assume the effect of 509,716 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
(3)
The calculation of diluted income/(loss) per common share for the three months ended
March 31, 2007 and 2006 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
Note L. Accumulated other comprehensive income
Other comprehensive income, net of related taxation, consists of the following:
Three months ended March 31,
2007                                2006
(unaudited)                        (unaudited)
(in US Dollars, millions)
Opening balance
(765)                             (676)
Translation (loss)/gain
(41)                                 10
Financial instruments
3
(63)
(803)                              (729)
Net income/(loss)
3
(170)
Translation (loss)/gain
(41)                                 10
Financial instruments
3
(63)
Total other comprehensive income is:
(35)                             (223)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note M. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Three months ended March 31,
2007                                     2006
(unaudited)                           (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost 1 - 2 -
Interest cost 3 3 4 4
Expected return on plan assets (4) - (6) -
Net periodic benefit cost - 3 - 4
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2006, the Company expected to contribute $6 million to its pension plan in 2007. As of March 31, 2007, the
Company had contributed $2 million.
The actuarial valuation completed during December 31, 2006 indicated that the pension fund was fully funded and that no additional funding is required.
Note N. Summarized income statement information of affiliates
The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) accounted for under the equity method.
In addition, the Company holds a 50 percent interest in Nufcor International Limited. Summarized income statement information of significant investees in the period ended March 31, 2007 and 2006, are as follows:
Three months ended March 31,
2007
(1)
(unaudited)
(in US Dollars, millions)
Revenue 53
Costs and expenses (27)
Income before taxation 26
Taxation (11)
Net income 15
(1)
Results were not significant during the three months ended March 31, 2006.
Note O. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $554 million and total authorized capital expenditure not yet contracted of approximately
$496 million as of March 31, 2007. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
South Africa – water pumping costs
The Company is involved in a legal dispute regarding the responsibility for water pumping of the
Margaret shaft which belongs to Stilfontein. Following an attempt by DRDGold Limited to liquidate its
North West operations and avoid incurring pumping cost, the Company launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued
pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various of the Company’s Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.
The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company
Limited and AngloGold Ashanti Limited, are finalizing an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The Company’s responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company. The operational cost will be apportioned to the three parties.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South
Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (Termo de
Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold
Corporation. The Company’s attributable share of the first assessment is approximately $33 million.
Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of Serra
Grande and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $20 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Brazil – VAT dispute
Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5 million.
Brazil – VAT dispute
Mineração Serra Grande S.A. received a tax assessment in October 2003 from the State of Minas
Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case at the judicial sphere. The
Company’s attributable share of the assessment is approximately $6 million.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has guaranteed
50 percent of the Nufcor International Limited loan facility with FirstRand (Ireland) plc (formerly RMB
International (Dublin) Limited) amounting to $40 million. Nufcor International Limited is accounted for under the equity method.
South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro
Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The
Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.
North America – reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $50 million.
The Company has provided a guarantee for these obligations which would be payable in the event of
AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at March 31, 2007 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $26 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet.
The obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
Guarantee for convertible bond
The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
Guarantee for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold American
Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. regarding the $700 million syndicated loan facility. The total amount outstanding under this facility as of March 31, 2007 amounted to $187 million.
North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA Inc., AngloGold South America Limited
and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary
Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At
March 31, 2007 the marked-to-market valuation of the ATS hedge book was negative $1,088 million.
Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by the
GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements.
At March 31, 2007 the marked-to-market valuation of the GMC hedge book was negative $305 million.
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
Taxation
With operations in several countries on several continents, many of which are emerging markets,
AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates.
Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Registration rights agreement
On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa
Capital (Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S.
registration statements for Anglo South Africa’s offer and sale of shares it holds in the Company (each a
Demand Registration) if Anglo South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-
day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights
Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an
“affiliate” within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.
Vulnerability from concentrations
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Malian government. Reimbursable value added tax due from the Malian government to the Company amounts to $37 million at March 31, 2007 (December 31, 2006: $34 million). The last audited value added tax return was for the period ended December 31, 2006 and as at March 31, 2007, $27 million was still outstanding and $10 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2007 …continued
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
Reimbursable fuel duties from the Malian government to the Company amount to $10 million at
March 31, 2007 (December 31, 2006: $11 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of
Mining, and secondly, the Customs and Excise authorities. As at March 31, 2007, the Customs and
Excise authorities have approved $3 million which is still outstanding, while $7 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from
February 2006, fuel duties are no longer payable to the Malian government.
The Government of Mali is a shareholder in all of the Company’s entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to March 2007. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Tanzanian government. Reimbursable value added tax due from the Tanzanian government to the
Company amounts to $15 million at March 31, 2007 (December 31, 2006: $14 million). The last audited value added tax return was for the period ended November 30, 2006 and as at March 31, 2007
$14 million was still outstanding and $1 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of
5 percent.
Reimbursable fuel duties from the Tanzanian government to the Company amount to $22 million at
March 31, 2007 (December 31, 2006: $18 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.
As at March 31, 2007, claims for refund of fuel duties amounting to $13 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $9 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 5 percent.
Note P. Declaration of dividends
On February 12, 2007 AngloGold Ashanti declared a final dividend of 240 South African cents
(32.384 US cents) per ordinary share for the year ended December 31, 2006 with a record date of
March 9, 2007 and payment dates of March 16, 2007 for holders of ordinary shares and CDIs,
March 19, 2007 for holders of GhDSs and March 26, 2007 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share. In addition, on February 12, 2007 AngloGold Ashanti declared a dividend of 120 South
African cents (16 US cents) per E ordinary share, payable on March 16, 2007 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Note Q. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and
Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold
Holdings plc) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti
Limited (being the “Guarantor”). The following is condensed financial information of the registrant and consolidating financial information for the Company as of March 31, 2007 and December 31, 2006 and
for the three months ended March 31, 2007 and 2006, with a separate column for each of IOMco as
Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the
“Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
347                                     1                                         390
(4) 734
Product sales
340                                      -                                         385
(2) 723
Interest, dividends and other
7                                     1
5 (2) 11
Costs and expenses
306                                  (16)
400 9 699
Production costs
182                                      -                                         236
- 418
Exploration costs
2                                      -
22 - 24
Related party transactions
(2)                                      -
- - (2)
General and administrative
31                                  (24)
15 8 30
Royalties paid/(received)
-                                     -
18 - 18
Market development costs
2                                     -
1 - 3
Depreciation, depletion and amortization
57                                     -
83 - 140
Interest expense
6                                     8
2 - 16
Accretion expense
2                                     -
2 - 4
Employment severance costs
1                                     -
- - 1
Profit on sale of assets, loans and indirect taxes
-                                     -
(4) - (4)
Non-hedge derivative loss and other commodity contracts
25                                     -
25 1 51
Income/(loss) from continuing operations before income tax, equity income, minority interests
41                                   17
(10) (13) 35
Taxation (expense)/benefit
(13)                                     -                                         (28)
1 (40)
Minority interest
-                                   -
(7) - (7)
Equity income/(loss) in affiliates
17                                  (1)
- - 16
Equity (loss)/income in subsidiaries
(40)                                     -

Income/(loss) from continuing operations
5                                  16
(45) 28 4
Discontinued operations
(1)                                     -
- - (1)
Income/(loss)
4                                  16
(45) 28 3
Preferred stock dividends
(1)                                     -
(1) 2 -
Net income/(loss) - applicable to common stockholders
3                                  16
(46) 30 3

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
317                                     11
309 (6) 631
Product sales
314                                       -                                        313
- 627
Interest, dividends and other
3                                    11
(4) (6) 4
Costs and expenses
369                                     26
448 (14) 829
Production costs
181
-                                         211
- 392
Exploration costs
2                                      -
10 - 12
Related party transactions
7                                      -
- - 7
General and administrative
16                                    15
5 (14) 22
Royalties paid/(received)
-                                     -
11 - 11
Market development costs
2                                      -
2 - 4
Depreciation, depletion and amortization
70                                      -
96 - 166
Interest expense
10                                    11
4 - 25
Accretion expense
2                                      -
2 - 4
Employment severance costs
2                                      -
- - 2
Profit on sale of assets, loans and indirect taxes
-                                     -
(4) - (4)
Non-hedge derivative loss and other commodity contracts
77                                     -                                          111
- 188
(Loss)/income from continuing operations before income tax, equity income, minority interests
(52)                                 (15)
(139) 8 (198)
Taxation benefit/(expense)
28                                  (1)
(19) - 8
Minority interest
-                                    -
(6) - (6)
Equity income/(loss) in affiliates
27                                  (1)
- - 26
Equity (loss)/income in subsidiaries
(170)                                     -

(Loss)/income from continuing operations
(167)                                 (17)
(164) 178 (170)
Discontinued operations
-                                   -
- - -
(Loss)/income
(167)                                (17)
(164) 178 (170)
Preferred stock dividends
(3)                                    -
(3) 6 -
Net (loss)/income - applicable to common stockholders
(170)                                 (17)
(167) 184
(170)

Condensed consolidating balance sheets
AT MARCH 31, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,339                            2,284
4,717
(6,548)
1,792
Cash and cash equivalents
149                          14 196                                      -
359
Restricted cash
1                                 -                                     36
-
37
Receivables and other current assets
1,189
2,270
4,485
(6,548)
1,396
Trade and other receivables and deferred taxation assets
170
6
178
(12)
342
Inter-group balances
747                            2,264
3,525
(6,536) -
Derivatives
205                                   -                                  433
-
638
Inventories
53                                   -                                  302
-
355
Materials on the leach pad
   -                                  -                                    45
-
45
Assets held for sale
14                                   -                                      2
-
16
Property, plant and equipment, net
1,734                                    -
3,241
-
4,975
Acquired properties, net
257                                    -
1,009
-
1,266
Goodwill and other intangibles, net
-                                247
591
(266)
572
Derivatives
2                                   -                                     1
-
3
Other long-term inventory
-                                   -                                   68
-
68
Materials on the leach pad
-                                   -                                 162
-
162
Other long-term assets and deferred taxation assets
2,817                               2,438
501
(5,143)
613
Total assets
6,149                               4,969                           10,290
(11,957)
9,451
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,685                                  181                             7,313
(6,493)
2,686
Accounts payable and other current liabilities
166
-
357
(4)
519
Inter-group balances
779                                   81                            5,629
(6,489)
-
Derivatives
721                                      -
1,148
-
1,869
Short-term debt
4                                  98                               105                                 -
207
Tax payable
14                                    2                                74
-
90
Liabilities held for sale
1                                    -
-
-
1
Other non-current liabilities
109                                     -                                 107
(88)
128
Long-term debt
274                              1,000
5
-
1,279
Derivatives
115                                     -                                268
-
383
Deferred taxation liabilities
499                                     -                                712
14
1,225
Provision for environmental rehabilitation
133                                     -                                176
-
309
Other accrued liabilities
-                                     -                                 31
-
31
Provision for pension and other post-retirement medical benefits
154                                     -                                 12
-
166
Minority interest
-                                     -                                 64
-
64
Commitments and contingencies
-                                     -
-
-
-
Stockholders’ equity
3,180                                3,788
1,602
(5,390)
3,180
Stock issued
10                               3,625
898
(4,523)
10
Additional paid in capital
5,561                                1 341
(342)
5,561
Accumulated (deficit)/profit
(1,588)                                   162                            (700)
538
(1,588)
Accumulated other comprehensive income
(803)
-
1,063
(1,063)
(803)
Total liabilities and stockholders’ equity
6,149                                4,969                          10,290
(11,957)
9,451
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,390                               2,275
4,733 (6,522) 1,876
Cash and cash equivalents
180                                   32
259 - 471
Restricted cash
5                                     -
6 - 11
Receivables and other current assets 1,205 2,243 4,468 (6,522) 1,394
Trade and other receivables and deferred taxation assets 150 6 181 (10) 327
Inter-group balances
756                               2,237
3,518 (6,511) -
Derivatives
225                                      -                                         425
(1) 649
Inventories
59                                     -                                          295
- 354
Materials on the leach pad
-                                     -
46 - 46
Assets held for sale
15                                     -
3 - 18
Property, plant and equipment, net
1,790                                      -                                       3,183
4 4,977
Acquired properties, net
273                                      -                                       1,016
- 1,289
Goodwill and other intangibles, net
-                                 247
586 (267) 566
Derivatives
5                                     -
1 - 6
Other long-term inventory
-                                    -
68 - 68
Materials on the leach pad
-                                    -                                         149
- 149
Other long-term assets and deferred taxation assets
2,858                                2,437
480 (5,193) 582
Total assets
6,316                               4,959
10,216 (11,978) 9,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,769                                   71                                       7,047
(6,420) 2,467
Accounts payable and other current liabilities 182 - 310 6 498
Inter-group balances
778                                    60                                     5,620
(6,458) -
Derivatives
712                                      -                                      1,037
33 1,782
Short-term debt
11                                     9
13 - 33
Tax payable
80                                     2
67 (1) 148
Liabilities held for sale
6                                     -
- - 6
Other non-current liabilities
-                                     -                                         117
(93) 24
Long-term debt
286                               1,080
106 - 1,472
Derivatives
124                                       -                                         307
(34) 397
Deferred taxation liabilities
533                                       -                                        730
12 1,275
Provision for environmental rehabilitation
137                                       -                                        173
- 310
Other accrued liabilities
-                                      -
27 - 27
Provision for pension and other post-retirement medical benefits
159                                       -
13 - 172
Minority interest
-                                      -
61 - 61
Commitments and contingencies
-                                      -
- - -
Stockholders’ equity
3,308                                 3,808
1,635 (5,443) 3,308
Stock issued
10                                 3,625
898 (4,523) 10
Additional paid in capital
5,539                                 1 357
(358) 5,539
Accumulated (deficit)/profit
(1,476)                                    182
(659) 477 (1,476)
Accumulated other comprehensive income (765) - 1,039 (1,039) (765)
Total liabilities and stockholders’ equity
6,316                                 4,959
10,216 (11,978) 9,513
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
66                                   3
90 (2) 157
Net income/(loss) – applicable to common stockholders
3                                 16
(46) 30 3
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, loans and indirect taxes
1                                   -
(3) - (2)
Depreciation, depletion and amortization 57 - 83 - 140
Deferred taxation
(18)                                    -
(3) - (21)
Other non cash items
29                                (14)
58 (32) 41
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits
10 - (8) - 2
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables 1 6 (7) - -
Receivables
(5)                                    -
(21) - (26)
Inventories
5                                    -
(20) - (15)
Accounts payable and other current liabilities (16) (5) 57 - 36
Net cash provided by/(used) in continuing operations 67 3 90 (2) 158
Net cash used in discontinued operations (1) - - - (1)
Net cash (used)/generated in investing activities                                                                                         (73)
- (153) - (226)
Increase in non-current investments
-                                    -
(14) - (14)
Additions to property, plant and equipment                                                                                                      (69)
- (125) - (194)
Proceeds on sale of mining assets
-                                    -
2 - 2
Proceeds of sale of discontinued assets
-                                    -
- - -
Proceeds on sale of investments
-                                    -
3 - 3
Cash inflows from derivatives with financing 5 - 2 - 7
Net loans (advanced)/repaid
(9)                                    -
5 - (4)
Change in restricted cash
-                                    -
(26) - (26)
Net cash (used)/generated in financing activities                                                                                         (17)
(21) 1 2 (35)
Net repayments of short-term debt -
-                                         (20)
- (20)
Insurance of stock
14                                    -
- - 14
Share issue expenses
-                                    -
- - -
Net proceeds of long-term debt
1                                  15
8 - 24
Cash inflows from derivatives with financing
16                                    -
25 - 41
Dividends paid
(48)                                (36)
(12) 2 (94)
Net decrease in cash and cash equivalents                                                                                                 (24)
(18) (62) - (104)
Effect of exchange rate changes on cash                                                                                                      (7)
- (1) - (8)
Cash and cash equivalents – January 1,                                                                                                      180
32 259 - 471
Cash and cash equivalents – March 31,                                                                                                       149
14 196 - 359

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007…continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
124                                (47)
69 (6) 140
Net (loss)/income – applicable to common stockholders
(170)                                 (17)
(167) 184 (170)
Reconciled to net cash provided by operations:
Profit on sale of assets, loans and indirect taxes
-                                   -
(4) - (4)
Depreciation, depletion and amortization 70 - 96 - 166
Deferred taxation
(39)                                    -
6 - (33)
Other non cash items
239                                 15
114 (190) 178
Net (decrease)/increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(2) - 6 - 4
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables 2 (33) 31 - -
Receivables
27                               (10)
(27) - (10)
Inventories
(1)                                   -
(17) - (18)
Accounts payable and other current liabilities (3) (2) 31 - 26
Net cash provided by/(used in) continuing operations 123 (47) 69 (6) 139
Net cash provided by discontinued operations 1 - - - 1
Net cash (used)/generated in investing activities                                                                                        (53)
10 (65) - (108)
Increase in non-current investments (1) - - - (1)
Additions to property, plant and equipment                                                                                                      (66)
- (89) - (155)
Proceeds on sale of mining assets
-                                   -
2 - 2
Proceeds of sale of discontinued assets
2                                   -
- - 2
Proceeds on sale of investments
-                                   -
3 - 3
Cash inflows from derivatives with financing 16 - 20 - 36
Net loans repaid/(advanced)
-                                 10
(10) - -
Change in restricted cash
(4)                                  -
9 - 5
Net cash (used)/generated in financing activities                                                                                        (56)
30 6 6 (14)
Net repayments of short-term debt
(37)                                  -
(2) - (39)
Insurance of stock
4                                  -
- - 4
Share issue expenses
-                                 -
- - -
Net proceeds of long-term debt
(10)                                 30
1 - 21
Cash inflows from derivatives with financing
16                                  -
13 - 29
Dividends paid
(29)                                  -
(6) 6 (29)
Net increase/(decrease) in cash and cash equivalents                                                                                   15
(7) 10 - 18
Effect of exchange rate changes on cash                                                                                                    (11)
- 12 - 1
Cash and cash equivalents – January 1,                                                                                                         2
36 158 - 196
Cash and cash equivalents – March 31,                                                                                                          6
29 180 - 215

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS
ENDED MARCH 31, 2007 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulfuric acid.
As a consequence, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti’s current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.
Impact of exchange rate fluctuations

During the first three months of 2007 the rand weakened against the US dollar by 4 percent (based on the exchange rates of R7.00 and R7.30 per US dollar on January 1, 2007 and March 31, 2007, respectively). In addition, when comparing the average exchange rates of the rand against the
US dollar of R7.22 and R6.15 during the first three months of 2007 and 2006, respectively, the value of the rand lost 17 percent against the US dollar.

The weaker rand against the US dollar, which positively impacted on the profitability of AngloGold
Ashanti, was offset by an increase in the Australian dollar which strengthened by 6 percent against the
US dollar based on the average exchange rates of A$1.27 and A$1.35 per US dollar during the first three months of 2007 and 2006, respectively.

Gold market

As in the fourth quarter of 2006, spot gold traded in a range of $87 per ounce during the first quarter of
2007, although at the significantly higher price levels of $602 per ounce to $689 per ounce versus
$561 per ounce to $649 per ounce in the fourth quarter of 2006. The spot price remained above the
$640 per ounce level from the end of January 2007 through most of the quarter, with only a slight dip in early March 2007.

The average spot price for the first quarter of 2007 of $650 per ounce represents an increase of
6 percent over that of the previous quarter and a 17 percent increase over the average price in the same quarter in 2006.

The rand gold price maintained its strength from 2006, with a first quarter average of R150,686 per kilogram. This marks a 5 percent increase on that of the previous quarter and is some 15 percent higher than the 2006 average of R131,373 per kilogram.

Physical market

During the first quarter of 2007, gold showed little sign of sustained recovery in volume terms on the consumption side. Italian exports are expected to be weak; with US consumption figures accordingly lower. Middle Eastern and Asian consumers also appear to have been scared off by the gold price increase towards the end of the first quarter, which has continued into the second quarter of 2007.
European consumption, however, did not appear to be affected and remained solid throughout the quarter ended March 31, 2007. Despite the suppressive effect of a fairly consistent rise in the gold price this quarter on consumption, the price increase has, on a positive note, also meant an increase in the floor at which gold consumers enter the market to sell scrap.

Looking at the remainder of 2007, gold demand is expected to strengthen as consumers grow accustomed to higher price levels. Fabrication demand continues to provide a firm base to the market and there have already been signs of a recovery in jewellery demand when prices stabilize even in the mid-$600 per ounce range. This seems due to the re-filling of a depleted supply pipeline, especially after a somewhat stronger-than-expected fourth quarter of 2006, combined with the continued benefits associated with robust economic growth in major markets such as India and China. Net official selling is also anticipated to stay subdued as sales in 2006 were well below the official quotas of the Central
Bank Gold Agreement (CBGA) rules, while scrap supply is forecast to fall year-on-year as a major stock clear-out seems unlikely to be repeated.

In North America, Valentine’s Day showed strong growth with some retailers reporting sales increases of over 20 percent compared to prior years. In the USA, the largest department store retailer in gold reported sales doubling on those of 2005, publicly stating that their unprecedented group marketing initiative had significant consumer impact and was instrumental in the growth of gold jewellery sales.

Central bank sales

Speculation that the CBGA signatories are unlikely to fulfill their sales quotas for the remaining three years of the Agreement was further enhanced this quarter by a report to the International Monetary
Fund (IMF) proposing the sale of 400 tonnes in order to meet an expected shortfall in IMF annual revenue. The report recommends that potential sales not add to the announced volume of sales from official sources as stipulated by the original CBGA, of which the IMF is a signatory, indicating that the advisory group believes that the other signatories will continue to sell under their limit, making the IMF sale a reasonable way to address its expected revenue shortfall.

In the current CBGA year (September 2006 to September 2007), signatories have sold approximately
6 million ounces, or 38 percent of the allowable annual total.

Investment market

Exchange traded gold holdings grew by nearly 6 percent in the first quarter of 2007, representing an increase of 36 tonnes. World-wide investment in gold exchange traded funds (ETFs) reached
$14 billion by the end of March 2007, with two new ETF-like funds launched in India since the beginning of the year. Investor interest in physical gold also remained strong, exemplified by sales of the US Eagle and Buffalo coins by the US Mint equivalent to 129,500 ounces, up 4 percent on the same period in 2006.

Producer hedging

The 2006 trend of producer de-hedging continued in the first quarter of 2007, with Gold Fields Limited buying back the 1.2 million ounces Western Areas gold hedge and Lihir Gold Limited announcing both the closure of its 934,500 ounce hedge book and the early repayment of an outstanding
480,000 ounces gold loan. While some new gold hedging is being undertaken by producers in association with debt financing obligations, it seems likely that producers will remain net de-hedgers in
2007, which should at least be supportive of the gold price.

Currencies and gold

The rand depreciated nearly 4 percent over the first quarter, opening at R7.00/$ and finishing at
R7.30/$, while trading for most of the quarter in a relatively tight band of between R7.30/$ and
R7.10/$. In early March 2007, renewed fears of slower global growth saw a high-yield and emerging market currencies sell-off, causing the rand to trade to an intra-quarter high of R7.54/$. These fears proved short-lived, however, and the rand returned to trading below the R7.20/$ level.

Against the Euro, the US dollar has begun to display sustained weakness, trading below the
Euro/$1.36 level. This dollar weakness seems likely to persist as interest rate expectations between the two currencies narrow, offering further support to the gold price.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2007 and 2006. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Three months ended March 31,
2007                                   2006
Total gold production (000 oz)
(1)
1,326
1,340
Capital expenditure ($ million)
196
156
Consolidated entities
194
155
Equity accounted joint ventures
2
1
(1)
Including equity accounted joint ventures.
Gold production

For the three months ended March 31, 2007, AngloGold Ashanti’s total gold production decreased by
14,000 ounces, or about 1 percent, to 1.33 million ounces from 1.34 million ounces produced in the same period in 2006. In South Africa, gold production decreased from 610,000 ounces produced in the three months to March 31, 2006, to 567,000 ounces produced in the same period in 2007 due to lower volume mined at TauTona arising from seismicity concerns, lower volume mined as a result of reduced face advance at Great Noligwa and a slow start in 2007 at Kopanang as a result of the year-
end break. In Ghana, gold production decreased from 157,000 ounces produced in the three months to March 31, 2006, to 128,000 ounces produced in the same period in 2007 due to the sale of Bibiani completed in December 2006 and equipment constraints at Iduapriem. In Mali, gold production decreased from 130,000 ounces produced in the three months to March 31, 2006, to 108,000 ounces produced in the same period in 2007 due to lower recovered grades and volume mined at Morila and lower recovered grades at Sadiola.

The decrease in gold produced over 2006 at most mines was partially offset by an increase in gold production in Australia, Brazil and Guinea from 91,000 ounces, 73,000 ounces and 57,000 ounces, respectively, produced in the three months to March 31, 2006, to 148,000 ounces, 90,000 ounces and
73,000 ounces produced, respectively, in the same period in 2007. This was mainly due to the mining of high grade areas and the access to the high grade Western Shear zone ore supplementing production at Sunrise Dam (in Australia) in 2007; at AngloGold Ashanti Brasil Mineração (in Brazil)
due to a planned production halt in first quarter of 2006 as part of an upgrade of the shaft and crusher and, at Siguiri (in Guinea) due to problems experienced in 2006 with the ball mill negatively impacting production.

In the quarter ended March 31, 2007, AngloGold Ashanti’s total gold production decreased by
143,000 ounces to 1.33 million ounces, or 10 percent from 1.47 million ounces produced during the quarter ended December 31, 2006 mainly due fewer production shifts following the year-end break.

Capital expenditures

Total capital expenditure during the three months ended March 31, 2007 was $196 million compared to $156 million in the same period in 2006. This $40 million, or 26 percent, increase is mainly reflected in the $37 million increase in capital expenditure in the Australian region from $10 million recorded in the three months ended March 31, 2006 to $47 million spent for the same period in 2007 on the Boddington expansion project.

Comparison of financial performance on a segment basis for the three months ended
March 31, 2007 and 2006
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2007, the Company changed the method of allocating hedging to individual mines.
In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives. Where applicable, the corresponding items of segment information for all earlier periods presented have been restated to reflect this. This information is consistent with the information used by the Company’s chief operating decision maker in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Three months ended March 31,
2007
2006
US dollar,
millions      Percentage
US dollar,
millions          Percentage
Category of activity
Product sales
723
627
Interest, dividends and other
11
4
Total revenues
734
631
Geographical area data
South Africa
348
47%
352
56%
Argentina
35
5%
26
4%
Australia
88
12%
55
9%
Brazil
77
11%
50
8%
Ghana
83                 11%                     93                   14%
Guinea
55
7%
38
6%
Mali
72
10%
74
12%
Namibia
13
2%
12
2%
USA
37
5%
24
4%
Tanzania
52
7%
55
9%
Other, including Corporate and Non-gold producing
subsidiaries
1                      -                        2                         -
861
117%
781
124%
Less: Equity method investments included in above
(72)
(10%)
(74)
(12%)
Less: Gains on realized non-hedge derivatives included
in above
(55)
(7%)
(76)
(12%)
Total revenues
734
100%
631
100%

Assets
At March 31, 2007
At December 31, 2006
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
2,960
31%
3,093
32%
Argentina
263
3%
254
3%
Australia
885
9%
805
8%
Brazil
569
6%
544
6%
Ghana
2,087
22%
2,058
22%
Guinea
355
4%
357
4%
Mali
292
(1)
3%                 280
(1)
3%
Namibia
61
1%
64
-
USA
504
5%
507
5%
Tanzania
1,379
15%
1,382
15%
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
96
1%
169
2%
Total segment assets
9,451
100%
9,513
100%
(1)
Investment held.

Comparison of financial performance for the three months ended
March
31, 2007 and 2006
Revenues

Revenues from product sales and other income increased from $631 million in the first three months of 2006 to $734 million in the same period of 2007, representing a 16 percent increase over the period. This was due to the increase in the gold price in the first three months of 2007 as the average spot price of gold was $650 per ounce during the three months ended March 31, 2007, $96 per ounce, or 17 percent, higher than $554 per ounce, the average spot price of gold in the first three months of
2006, being offset by decreased production. The majority of product sales consisted of US dollar-
denominated gold sales.

Total revenues from the South African operations decreased marginally by $4 million to $348 million over the three months ended March 31, 2007 from $352 million realized in the same period in 2006, mainly as a result of a decrease in gold production, which more than offset the increase in gold price.

Total revenues derived from Australia, Brazil and Guinea increased to $88 million, $77 million and
$55 million, respectively, over the three months ended March 31, 2007 from $55 million, $50 million and $38 million, respectively, realized in the same period of 2006 mainly as a result of the higher gold price and increased gold production.

In Ghana, total revenues generated decreased by $10 million, or 11 percent, from $93 million realized in the first three months of 2006 to $83 million in the same period in 2007, mainly reflecting the impact of the sale of Bibiani which was concluded in December 2006.
Production costs

During the three months ended March 31, 2007, AngloGold Ashanti incurred production costs of
$418 million representing an increase of $26 million, or 7 percent, from $392 million recorded for the same period of 2006.

Production costs in AngloGold Ashanti’s operations in Ghana and Guinea, Brazil and Australia operations increased from $76 million, $25 million and $32 million, respectively, in the first three months of 2006 to $83 million, $37 million and $40 million, respectively, for the same period of 2007 mainly as a result of an increase in operational costs including labor, explosives and power and water costs.
Exploration costs

Exploration costs increased from $12 million in the three months ended March 31, 2006 to $24 million in the same period in 2007 mainly due to increased exploration activities at the Tropicana project in
Australia, regional and target generation activities in Colombia and continued drilling in the Mongbwalu region of the Democratic Republic of the Congo.
Related party transactions

Related party transactions for the three months ended March 31, 2007 amounted to a credit
(representing purchases by related parties) of $2 million compared with an expense (representing purchases from related parties) of $7 million for the same period of 2006. The reduction was mainly due to lower contract work generated by development activities and to transactions with subsidiaries of Anglo American plc no longer disclosed, following the reduction of Anglo American plc’s shareholding in AngloGold Ashanti to less than 50 percent interest held, as a result of the sale in the public offering of some of its shares in AngloGold Ashanti which was completed in April 2006.
General and administrative

General and administrative expenses increased from $22 million in the three months ended
March 31, 2006 to $30 million in the same period in 2007, mainly due to increased stock compensation expense recognized, bonus and annual salary increments.
Royalties

Royalties paid by AngloGold Ashanti increased from $11 million in the three months ended
March 31, 2006, to $18 million paid in the same period in 2007, mainly due to the higher gold price.
Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $26 million to $140 million in the three months ended March 31, 2007 when compared to $166 million recorded in the same period in 2006.
This decrease was mainly due to decreases in depreciation, depletion and amortization expense in
South Africa and Ghana from $81 million and $31 million, respectively, incurred in the three months ended March 31, 2006 to $59 million and $22 million, respectively, in the same period of 2007 mainly as a result of a decrease in gold production and changes in estimated lives of assets.
Interest expense

Interest expense decreased by $9 million from $25 million recorded in the three months ended
March 31, 2006 to $16 million in the three months ended March 31, 2007 mainly due to a decrease in bank borrowings.

Accretion expense

Accretion expense of $4 million was recorded in the three months ended March 31, 2007 compared with $4 million in the three months ended March 31, 2006. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance costs

Employment severance costs decreased to $1 million during the three months ended March 31, 2007 from $2 million in the same period in 2006. Employment severance costs recorded for the three months ended March 31, 2007 related to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng.
Profit on sale of assets, loans and indirect taxes

In the three months ended March 31, 2007, the Company recorded a profit on sale of assets of
$4 million (before taxation of $1 million) relating mainly to the disposal of minor assets in South
America, the recovery of loans written off and proceeds received on the sale of Central African Gold
Plc (CAG) shares arising from the sale of Bibiani (concluded in December 2006). The profit on sale of assets of $4 million (before taxation of $nil million) recorded in the three months ended
March 31, 2006 mainly related to the disposal of minor equipment and assets in South America and a reassessment of indirect taxes in Guinea.
Non-hedge derivative loss

A non-hedge derivative loss of $43 million was recorded in the three months ended March 31, 2007 compared to a loss of $191 million in the same period of 2006 relating to the use of hedging instruments. Non-hedge derivatives recorded in the three months ended March 31, 2007 and 2006 included:
Three months ended March 31,
2007                       2006
(in US Dollars, millions)
Gains on realized non-hedge derivatives
(55)
(76)
Loss on unrealized non-hedge derivatives
98
267
Net loss
43
191
Other operating costs and expenses

Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings amounted to an expense of
$8 million in the three months ended March 31, 2007 compared to a net credit of $3 million in the same period in 2006, mainly due to an increase in the price of other commodity contracts.
Taxation expense/benefit

A net taxation expense of $40 million was recorded in the three months ended March 31, 2007 compared to a net benefit of $8 million in the same period in 2006. Net taxation expense for the three months ended March 31, 2007 was 114 percent of income/(loss) before tax compared to 4 percent for the same period in 2006. The three months ended March 31, 2006 benefited from deferred tax credits of $33 million on unrealized non-hedge derivative losses, compared to similar tax credits of $11 million in the same period in 2007. Charges for current tax in the three months ended March 31, 2007 amounted to $61 million compared to $25 million in the same period in 2006 reflecting mainly the impact of the South African tax formula to the increase in the earnings of the operations in that country.
Equity income in affiliates

Equity income in affiliates decreased to $16 million in the three months ended March 31, 2007 from
$26 million in the three months ended March 31, 2006 mainly as a result of decreased earnings of operations in Mali.
Discontinued operations

A loss of $1 million was recorded in the three months ended March 31, 2007 due to the closure of the
Ergo operations (at the end of March 2005) as described by note H “Discontinued operations” to the condensed consolidated financial statements.
Net income/loss

As a result of the factors detailed above, net income of $3 million was recorded in the three months ended March 31, 2007 compared to a net loss of $170 million in the three months ended
March 31, 2006.

Liquidity and capital resources

Net cash provided by operating activities was $157 million in the three months ended March 31, 2007,
$17 million higher than $140 million for the comparable period in 2006. This is mainly the result of higher unit prices of gold being partially offset by higher costs and expenses over the first three months of 2007 compared with the same period in 2006.

Investing activities in the three months ended March 31, 2007 resulted in a net cash outflow of
$226 million compared with an outflow of $108 million in the three months ended March 31, 2006.
Cash inflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to
$7 million during the first three months of 2007 and additions to property, plant and equipment, which included capital expenditure of $194 million, were recorded in the three months ended March 31, 2007 compared to $155 million in the same period in 2006 for major capital projects, including Boddington in
Australia, TauTona and Mponeng in South Africa and the expansion project at the Cuiabá mine in south-eastern Brazil.

Net cash used in financing activities in the three months ended March 31, 2007 amounted to an outflow of $35 million, which is an increase of $21 million from an outflow of $14 million in the three months ended March 31, 2006, and included cash inflows from proceeds from loans of $24 million and proceeds from stock issued of $14 million. Cash outflows during the three months ended
March 31, 2007 comprised normal scheduled loan repayments of $3 million, the repayment of
$10 million under the $700 million unsecured syndicated loan facility and of $7 million in bank overdraft loans. The Company made dividend payments of $94 million (32 US cents per ordinary share) in the three months ended March 31, 2007 compared with dividends of $29 million
(10 US cents per ordinary share) paid in the same period in 2006.

As a result of the items discussed above, at March 31, 2007, AngloGold Ashanti had $359 million of cash and cash equivalents compared with $471 million at December 31, 2006, a decrease of
$112 million, or 24 percent. At March 31, 2007, the Company had a total of $780 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. At March 31, 2007,
$554 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $496 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities matures in the near future, the Company believes that these facilities can be refinanced on similar terms to those currently in place.

During the next twelve months, approximately $207 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of the $700 million unsecured syndicated loan facility (due January 2008).

The Company expects to finance capital expenditure projects and the repayment of debt scheduled to mature in 2007 from cash on hand, cash flow from operations and its credit facilities.

As discussed in note B “Accounting developments” to the condensed consolidated financial statements, the Company recognized a $25 million increase in its net liability for unrecognized tax benefits as a result of the adoption of FIN 48 on January 1, 2007. These liabilities are included in
Other non-current liabilities in the condensed consolidated balance sheet as of June 30, 2007, as the
Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The Company is not able to reasonably estimate when it would be required to make any cash payments to settle these liabilities, but does not believe that the ultimate settlement of these obligations will materially affect its liquidity.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2006 which was filed with the United States Securities and Exchange Commission (SEC) on July 9, 2007.

Recently adopted pronouncements

Income taxes

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Refer to note B “Accounting developments” to the condensed consolidated financial statements for the discussion regarding the cumulative effect of adopting FIN 48.

Accounting for planned major maintenance activities

The Company adopted the FASB’s Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned
Major Maintenance Activities" (“FSPAIR-1”) on January 1, 2007. FSPAIR-1 eliminates the accrue-in-
advance method of accounting for planned major maintenance activities from the AICPA Audit and
Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3)
deferral.

Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the
Company adopted the built-in overhaul method from January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The adoption of
FSPAIR-1 did not have a material impact on the Company’s earnings and financial position.

Recently issued pronouncements

Fair value option for financial assets and liabilities

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 are effective for the Company’s year ending
December 31, 2008. The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

Employers’ accounting for defined benefit pension and other post-retirement plans

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158,
“Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). The recognition and disclosure requirements of SFAS158 adopted by the Company had no material impact as of December 31, 2006, while the measurement requirements of SFAS158, which are effective for fiscal years ending
December 31, 2008, requires an entity to measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position. The Company is currently considering processes to meet these measurement requirements of SFAS158.

Fair value measurements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”
(“SFAS157”). SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement.
The provisions of SFAS157 are effective for the Company’s fiscal year ending December 31, 2008.
The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, during the three months ended March 31, 2007, the Company repaid $10 million and drew down $15 million under the $700 million unsecured syndicated loan facility
(due January 2008) and repaid $7 million under its mainly Ghanaian Cedi-based bank overdraft.
These amounts were funded from cash flow from operations. As at March 31, 2007, $185 million was drawn under the $700 million loan facility and the total amount included in short-term debt under this facility amounted to $187 million. As at March 31, 2007, the estimated fair value of all derivatives making up the hedge positions was a negative $3,027 million (at December 31, 2006: negative
$2,903 million).

Heap leach inventory

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of March 31, 2007, $45 million was classified as short term compared with
$46 million as at December 31, 2006 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of March 31, 2007, $162 million was classified as long term compared with
$149 million as at December 31, 2006.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed hedging program within board directed limits. Management continues to have the latitude to put new contracts in place where the gold price and operating circumstances make this necessary or prudent.

At March 31, 2007, the net delta hedge position of AngloGold Ashanti was at 9.59 million ounces at a spot price of gold of $663.20 per ounce. The net delta hedge position reflects a decrease of
570,000 ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended
December 31, 2006. This decrease was due to delivering into maturing hedge positions and entering into new long positions as a continuation of the hedge reduction strategy. The marked-to-market valuation of this position at March 31, 2007 was negative $3,027 million. The Company has continued
to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company. As a result of this strategy as at March 31, 2007, the
Company has a long dollar gold position of 24,078kg at an average of $657 per ounce for 2007 and a further 6,758kg at an average of $658 per ounce for 2008.

At March 31, 2007, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was
9.59 million ounces (at December 31, 2006: 10.16 million ounces). This is calculated using the Black-

Scholes option formula with the ruling market prices, interest rates and volatilities as at
March 31, 2007.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$3,027 million at March 31, 2007 (at December 31, 2006: negative $2,903 million). These values were based on a gold price of $663.20 per ounce, exchange rates of R7.24/$ and A$/$0.8088 and the prevailing market interest rates and volatilities at that date.

During 2007, the Company changed the method of allocating hedging to individual mines. In prior periods, forward contracts were allocated to each reporting segment, based on the then prevailing contractual relationship with the counterparty. Following the removal of certain counterparty restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting segments. The average received gold price for each mine is thus similar to the Company’s average received gold price which includes realized gains/losses on non-hedge derivatives.

At May 2, 2007 (AngloGold Ashanti issued its IFRS results for the quarter ended March 31, 2007 on
May 4, 2007), the marked-to-market value of the hedge book was a negative $3,063 million based on a gold price of $673.50 per ounce and exchange rates of R7.038/$ and A$/$0.823 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time.

AngloGold Ashanti’s hedge position as at March 31, 2007
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at March 31, 2007 (references in the table to "$" are to the US dollar, references to
"A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
GOLD
Forward contracts
Amount (kg)
14,433
22,817
21,738
14,462
12,931
24,307
110,689
US$/oz
$309
$314
$316
$347
$397
$418
$351
*Forward contracts (Long)
Amount (kg)
24,078
6,758
30,836
US$/oz
$657
$658
$657
Put options purchased
Amount (kg)
1,019
1,019
US$/oz
$291
$291
Put options sold
Amount (kg)
25,925
11,555
3,748
1,882
1,882
5,645
50,637
US$/oz
$644
$587
$530
$410
$420
$440
$582
Call options purchased
Amount (kg)
12,127
8,568
20,696
US$/oz
$408
$428
$416
Call options sold
Amount (kg)
44,299
49,575
43,636
34,098
36,810
56,069
264,487
US$/oz
$517
$476
$484
$471
$495
$580
$508
RAND GOLD
Forward contracts
Amount (kg)
*350
933
583
Rand
per
kg
R292,107
R116,335
R10,647
Put options sold
Amount (kg)
311
311
Rand
per
kg
R154,645
R154,645
Call options sold
Amount (kg)
311
2,986
2,986
2,986
9,269
Rand per kg
R158,503
R202,054
R216,522
R230,990
R214,575
A DOLLAR GOLD
Forward contracts
Amount (kg)
9,953
2,177
3,390
3,110
18,631
A$ per oz
AUD 676
AUD 656
AUD 650
AUD 683
AUD 670
Put options purchased
Amount (kg)
2,488
2,488
A$ per oz
AUD 839
AUD 839
Put options sold
Amount (kg)
4,354
4,354
A$ per oz
AUD 809
AUD 809
Call options purchased
Amount (kg)
3,732
3,110
1,244
3,110
11,197
A$ per oz
AUD 668
AUD 680
AUD 694
AUD 712
AUD 686
Call options sold
Amount (kg)
4,354
4,354
A$ per oz
AUD 849
AUD 849
Delta
(kg)           (14,213)         (49,802)           (65,339)          (47,793)          (48,019)         (73,205)         (298,371)
** Total net gold:
Delta
(oz)
(456,958)     (1,601,169)      (2,100,695)       (1,536,578)     (1,543,844)     (2,353,592)      (9,592,837)

*
Indicates a long position resulting from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book
.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2007.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti’s silver hedge position as at March 31, 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
SILVER
Forward
contracts
Amount
(kg)
$
per
oz
Put options purchased
Amount (kg)
32,659
43,545
76,204
$ per oz
$7.40
$7.66
$7.55
Put options sold
Amount (kg)
32,659
43,545
76,204
$ per oz
$5.93
$6.19
$6.08
Call
options
purchased
Amount
(kg)
$
per
oz
Call options sold
Amount (kg)
32,659
43,545
76,204
$ per oz
$8.40
$8.64
$8.54

The following table indicates AngloGold Ashanti’s currency hedge position at March 31, 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
US$/R
Put options purchased
Amount ($)
$75,000
$75,000
US$/R
R7.40
R7.40
Put options sold
Amount ($)
$80,000
$80,000
US$/R
R7.09
R7.09
Call options purchased
Amount ($)
US$/R
Call options sold
Amount ($)
$125,000
$125,000
US$/R
R7.60
R7.60
A DOLLAR US DOLLAR (000)
Forward contracts
Amount ($)
73,518
20,000
93,518
A$/US$
A$0.77
A$0.73
A$0.76
Put options purchased
Amount ($)
50,000
50,000
A$/US$
A$0.77
A$0.77
Put options sold
Amount ($)
50,000
50,000
A$/US$
A$0.80
A$0.80
Call options purchased
Amount ($)
A$/US$
Call options sold
Amount ($)
50,000
50,000
A$/US$
A$0.75
A$0.75
BRAZILIAN REAL DOLLAR (000)
Forward contracts
Amount ($)
12,000
12,000
US$/BRL
BRL2.17
BRL2.17
Put options purchased
Amount ($)
6,000
6,000
US$/BRL
BRL2.20
BRL2.20
Put options sold
Amount ($)
6,000
6,000
US$/BRL
BRL2.05
BRL2.05
Call options purchased
Amount ($)
US$/BRL
Call options sold
Amount ($)
6,000
6,000
US$/BRL
BRL2.23
BRL2.23
Derivatives analysis by accounting designation as at March 31, 2007
Normal purchase
and sale
exemption
Cash flow
hedge
accounted
Non hedge
accounted
Total
US Dollars (millions)
Forward sale type agreements
(850)
(378)
(105)
(1,333)
Option contracts
(531)
–
(1,160)
(1,691)
(1)
Foreign exchange contracts
–
2
4
6
Foreign exchange option contracts
–
–
(11)
(11)
Interest rate swaps – Gold
(35)
–
37
2
Total
(1,416)
(376)
(1,235)
(3,027)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Recent developments

On February 5, 2007, AngloGold Ashanti informed the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, February 3, 2007. The pit
had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.

On February 13, 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the 120 level, adding some 2.5 million ounces of gold and 8 years to the mine’s life, at a capital cost of $252 million. Production is due to commence in 2013.

On May 4, 2007, AngloGold Ashanti announced that Mr C B Brayshaw and Mr A J Trahar retired from the board effective May 5, 2007. AngloGold Ashanti further announced that Mrs C Carroll had been appointed as a non-executive director with effect from May 5, 2007.

On June 1, 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. Tropicana, located 400 kilometers north-east of Kalgoorlie, is a joint venture between AngloGold Ashanti Australia (70 percent) and Independence
Group NL (30 percent free carried to completion of the pre-feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.

On June 8, 2007, AngloGold Ashanti announced that it has sold, subject to certain conditions, to a consortium of Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint
Venture most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42.8 million (approximately
$6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorizations until new order mining rights have been obtained and transferred to the joint venture. A specific exclusion from the sale to the joint venture is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.

On July 31, 2007, the board of directors announced the retirement of R M Godsell, AngloGold
Ashanti’s Chief Executive Officer, from the Company effective September 30, 2007. Mark Cutifani, currently the Chief Operating Officer of CVRD INCO will succeed Bobby Godsell as Chief Executive
Officer. In addition, Roberto Carvalho Silva, Chief Operating Officer – International has given notice of his intention to leave AngloGold Ashanti effective September 30, 2007. Neville Nicolau, currently
Chief Operating Officer – Africa will assume responsibility as Chief Operating Officer for all operations.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold
Ashanti’s annual report on Form 20-F for the year ended December 31, 2006 which was filed with the
United States Securities and Exchange Commission (SEC) on July 9, 2007. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 3, 2007
By: /s/  L EATWELL
Name:     L Eatwell
Title:       Company Secretary